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2/7/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17981

RECEIVED
DEC 3 0 2002
183
WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____11/01/01____ AND ENDING __10/31/02__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ADVANCED PLANNING SECURITIES, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

289 EAST MAIN STREET
(No. and Street)

SMITHTOWN,   NEW YORK   11787

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD D. PUTTICK, CHAIRMAN   (631) 979-1010

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREINER & BODIAN, LLP

(Name – if individual, state last, first, middle name)

425 BROAD HOLLOW ROAD, SUTIE 416, MELVILLE, NEW YORK 11747

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD D. PUTTICK _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVANCED PLANNING SECURITIES, INC. _____ , as of OCTOBER 31, _____ , 20 02 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

_____

_____

_____
                                                        Signature

                                                        CHAIRMAN
                                                        Title

SANDRA MORSE
Notary Public, State of New York
No. 52-4707178 - Suffolk County
Commission Expires October 31, 2005

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANCED PLANNING SECURITIES, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED OCTOBER 31, 2002

TABLE OF CONTENTS

B R E I N E R   &   B O D I A N, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

To the Stockholders
Advanced Planning Securities, Inc.
Smithtown, New York

Gentlemen:
We have audited the accompanying statement of financial condition of Advanced Planning Securities, Inc. (the Company) as of October 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Planning Securities, Inc. at October 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
December 17, 2002

ADVANCED PLANNING SECURITIES, INC.

BALANCE SHEETS

OCTOBER 31, 2002

ASSETS

Current Assets:

Cash and cash equivalents	$	28,403
Due From Broker - Clearance Account		80,000
Commissions receivable		43,600
	$	152,003

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable	$	63,009
Accrued Expenses		43,982
Taxes Payable		1,585
		108,576

Stockholders' Equity:

Common Stock, no par value, 200 shares authorized issued and outstanding	$	6,000
Additional Paid in Capital		16,410
Retained Earnings		21,017
		43,427
	$	152,003

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED OCTOBER 31, 2002

Revenue:

Commissions	$1,338,423
Interest Income	19,509
Other Income	14,002
	1,371,934

Expenses:

Clearing and Regulatory Fees	179,158
Commissions	869,335
Communications	48,000
Regulatory Fees	22,355
Rent	38,000
Other Operating Expenses	204,815
	1,361,663

Net Income Before Taxes	$ 10,271
Taxes on Income	1,585
Net Income (Loss)	$ 8,686

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED OCTOBER 31, 2002

Cash Flows from Operating Activities:

Net Income	$ 8,686
Adjustments to reconcile net income to net cash provided by operating activities:	
Deposit with Clearing Broker	(22,087)
(Decrease) Increase in Receivable from Broker	93,515
Increase (Decrease) in Accrued Expenses	(88,226)
Increase (Decrease) in Accounts Payable	19,354
(Increase) in Corporate Income Taxes Payable	1,585
Net cash (used in) operating activities	$ 12,827

Net Increase in Cash	$ 12,827
Cash Balance Beginning	$ 15,576
Cash Balance Ending	$ 28,403

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER EQUITY

	Capital Stock	Additional Paid In Capital	Retained Earnings
Balance - November 1, 2001	$ 6,000	$ 16,410	$ 12,331
Net Income	-	-	8,686
Balance - October 31, 2002	$ 6,000	$ 16,410	$ 21,017

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2002

NOTE 1 -   **ORGANIZATION**

Advanced Planning Securities, Inc. (the "Company") was incorporated in the State of New York on February 21, 1974 as Pico Alexander Capital Corporation. On December 10, 1992 the Company changed its name to Advanced Planning Securities, Inc. On December 11, 1992, all authorized, issued and outstanding shares of the Company's common stock (200 shares) were sold to Advanced Planning Holding Corporation, a New York corporation. The Company's principal business activity is as a broker-dealer of securities. The Company is registered with the United States Securities and Exchange Commission (SEC) pursuant to *the Securities Exchange Act of 1934 (as amended)* and is a member of the *National Association of Securities Dealers, Inc. (NASD)* and the *Securities Investor Protection Corporation (SIPC).*

NOTE 2 -   **SUMMARY OF ACCOUNTING POLICIES**:

Securities transactions and the related commission revenue and expenses are recorded on settlement date.
The Company is not a market maker.
The Company clears its customers accounts through another member broker on a fully disclosed basis.
Securities are carried at market value.
An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 3 -   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule. Under these rules, the minimum net capital is $5,000. At October 31, 2002 the Company's Net Capital was $31,189 in excess of the required Net Capital.

NOTE 4 -   **RELATED PARTY TRANSACTIONS**

Real Estate Lease - The Company conducts its business in office space shared with Advanced Planning Services, Inc., a related New York Corporation, under a month-to-month informal agreement accounted for as an operating lease, at a cost of $3,166.66 per month (plus shared costs).

ADVANCED PLANNING SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2002

NOTE 5 -   **CONTINGENT LIABILITIES**: Under an agreement with its clearing broker, the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers until actual and complete payment has been received by the clearing broker.

SUPPLEMENTARY INFORMATION

ADVANCED PLANNING SECURITIES, INC.

SUPPLEMENTARY INFORMATION

YEAR ENDED OCTOBER 31, 2002

Computation of Net Capital:

1.	Total Ownership Equity	$ 43,427
2.	Less: Ownership Equity not allowed for Net Capital	5,000
		$ 38,427
3.	Less: Haircuts on Securities	-
4.	Net Capital	$ 38,427

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - 6 2/3% Aggregate Indebtedness)	7,239
2.	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	7,239
4.	Net Capital	38,427
5.	Excess Net Capital	$ 31,188

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 108,576
7.	Non Aggregate Indebtedness	-
		$ 108,576

"See Accompanying Notes and Accountants' Report"

ADVANCED PLANNING SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

OCTOBER 31, 2002

Net Capital per Focus Part IIA $ 38,427

Audited Net Capital $ 38,427

"See Accompanying Notes and Accountants' Report"

B R E I N E R   &   B O D I A N, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

December 17, 2002

Advanced Planning Securities, Inc.
Smithtown, New York

Gentlemen:

We have examined the Financial Report of Advanced Planning Securities, Inc. as required by the National Association of Securities Dealers as of October 31, 2002 and have issued a report thereon dated December 17, 2002. As per of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended October 31, 2002 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended October 31, 2002 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Breiner & Bodian, CPA's

Michael Damsky

BREINER & BODIAN, LLP
Certified Public Accountants
Melville, New York
December 17, 2002